August 17, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Ethan Horowitz
Accounting Branch Chief
Division of Corporation Finance
Office of Energy & Transportation

RE: Portland General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2020
File No. 001-05532-99

Dear Mr. Horowitz:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated August 11, 2021 (the “Comment Letter”), to Mr. James A. Ajello, Chief Financial Officer of Portland General Electric Company (the “Company”), containing a comment with respect to the Company’s above referenced filing.

For your convenience, Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately following.

Form 10-K for Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

1.We note you present a non-GAAP measure titled Gross margin that is calculated as “Total revenues less Purchased power and fuel.” It appears that the title of this measure should be revised to differentiate it from the similarly titled GAAP measure. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K.

Additionally, note that the reconciliation of this non-GAAP measure should be GAAP gross margin as Item 10(e)(i)(B) of Regulation S-K requires reconciliation to the most directly comparable GAAP measure (i.e., a fully burdened gross margin that includes depreciation and amortization and any other relevant cost of revenue items).

Response:

In future filings that include the non-GAAP measure gross margin, Portland General Electric Company (PGE) will label the measure as “Non-GAAP gross margin”. PGE believes this will comply with the requirement for the title of the non-GAAP financial measure to not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

PGE respectfully disagrees with the view that, with respect to PGE’s facts and circumstances, gross margin that includes depreciation and amortization is the most directly comparable GAAP measure. PGE is primarily engaged in the retail sale of electricity that, for the most part, cannot be created and stored for future use. In contrast to a manufacturing company whose finished goods valuation can include the cost of the manufacturing facility, PGE’s direct costs to sell electricity include the fuel used to generate electricity and the wholesale purchase of electricity. As such, PGE believes that Income from operations is the most directly comparable GAAP measure to non-GAAP gross margin, as used by PGE, because income from operations includes the depreciation and amortization associated with PGE’s commodity-producing assets. PGE’s Results of Operations provides a reconciliation from non-GAAP gross margin to Income from operations.

We will provide expanded disclosure in our periodic reports beginning with the Form 10-Q for the quarter ended September 30, 2021. An illustrative example of PGE’s proposed revised disclosures is as follows:

PGE defines Non-GAAP gross margin as Total revenues less Purchased power and fuel. Non-GAAP gross margin is considered a non-GAAP measure as it excludes depreciation and amortization and other operation and maintenance expenses. Non-GAAP gross margin is used internally and provides a meaningful basis for investors to evaluate PGE’s operating performance in relation to changes in customer prices, fuel costs, impacts of weather, customer counts and usage patterns, and impact from regulatory mechanisms such as decoupling. The Company’s definition of Non-GAAP gross margin may be different from similar terms used by other companies and may not be comparable to their measures.

The results of operations are as follows for the years presented (dollars in millions):

	Years Ended December 31,		% Increase (Decrease)
	2020	2019
	Amount	Amount
Total revenues (1)	$2,145	$2,123	1
Purchased power and fuel (1)	708	614	15
Non-GAAP gross margin	1,437	1,509	(5)
Other operating expenses:
Generation, transmission and distribution	293	323	(9)
Administrative and other	283	290	(2)
Depreciation and amortization	454	409	11
Taxes other than income taxes	138	134	3
Total other operating expenses	1,168	1,156	1
Income from operations	269	353	(24)
Interest expense, net (2)	136	128	6
Other income:
Allowance for equity funds used during construction	16	10	60
Miscellaneous income, net	6	6	—
Other income, net	22	16	38
Income before income taxes	155	241	(36)
Income tax (benefit) expense	—	27	(100)
Net income	$155	$214	(28)%

(1) Non-GAAP gross margin equals Total revenues less Purchased power and fuel as reported on PGE’s Consolidated Statements of Income. This measure is used internally and provides a meaningful basis for evaluating operating performance as purchased power and fuel costs are generally passed through to customers, and therefore, result in changes to revenues that are comparable to changes in such expenses.
(2) Includes an allowance for borrowed funds used during construction of $8 million in 2020 and $5 million in 2019.

* * * * *

We believe that the foregoing is fully responsive to the Comment Letter. If you have any questions, concerns, or require clarification on any of the matters addressed herein, please contact Christopher Liddle, Controller and Assistant Treasurer at (503) 464-7458 or christopher.liddle@pgn.com.

Very truly yours,

PORTLAND GENERAL ELECTRIC COMPANY

By:	/s/ James A. Ajello
James A. Ajello
Senior Vice President of Finance,
Chief Financial Officer and Treasurer